SeaWorld Entertainment, INC.

6240 Sea Harbor Drive
Orlando, Florida 32821

August 24, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg and Erin Jaskot

Re:SeaWorld Entertainment, Inc.

Amendment No. 2 to Registration Statement on Form S-3

Filed August 10, 2020

File No. 333-239672 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SeaWorld Entertainment, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on August 26, 2020 or as soon thereafter as is practicable. In this regard, the Registrant is aware of its obligations under the Act.

Please contact Igor Fert (212-455-2255) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Fert by telephone when this request for acceleration has been granted.

Sincerely, SeaWorld Entertainment, Inc.
By:	/s/ Harold Herman
Name: Harold Herman
Title: Associate General Counsel and Assistant Corporate Secretary

cc: Simpson Thacher & Bartlett LLP